

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2011

Via E-mail
Ronald L. Sargent
Staples, Inc.
Five Hundred Staples Drive
Framingham, MA 01702

> **Re:** **Staples, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 2, 2011**
> **Form 8-K filed May 18, 2011**
> **File No. 0-17586**

Dear Mr. Sargent:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2011

Appendix B

Management's Discussion and Analysis of Financial Condition and Results of Operations, page B-1

Consolidated Performance, page B-2

1. Interest expense excluding the impact of interest rate swap agreements disclosed in your analysis of interest expense on pages B-2 and B-4 appears to be a non-GAAP financial measure. Please tell us your consideration of providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

2. We note that your income tax valuation allowance decreased in each of the years presented. Please tell us your consideration of discussing the impact of the decrease in the income tax valuation allowance in your analysis of income tax expense on pages B-3 and B-5. Please also tell us how the decrease in the valuation allowance is reflected in the reconciliations of the federal statutory tax rate to your effective tax rate.

3. We note that a substantial amount of your earnings are derived from subsidiaries outside the U.S. in jurisdictions where your effective tax rate is lower than in the U.S. Please refer to Item 303(a)(3)(i) of Regulation S-K and tell us your consideration of disclosing any country or countries in which foreign earnings are taxed at substantially lower rates and the impact on earnings.

Critical Accounting Policies and Significant Estimates, page B-8

4. Please tell us your consideration of describing in more detail the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. For example, you should analyze to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since each critical accounting estimate and related assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Impairment of Goodwill and Indefinite Lived Intangible Assets, page B-8

5. We note your disclosure that the fair value of all reporting units exceeded their respective carrying values and that you do not believe goodwill impairment is reasonably possible at this time. Please tell us your consideration of disclosing (i) that the fair value of reporting units with material goodwill are substantially in excess of carrying value and are not at risk of failing step one of the impairment test and/or (ii) the following information for reporting units at risk of failing step one:
   - The percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - The amount of goodwill allocated to the reporting unit;

Ronald L. Sargent
Staples, Inc.
May 25, 2011
Page 3

- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Liquidity and Capital Resources, page B-10

6. Please tell us your consideration of disclosing (i) the amount of cash and cash equivalents held by foreign subsidiaries, (ii) the ramifications of repatriating the funds and (iii) whether or not you intend to repatriate the funds.

Sources of Liquidity, page B-11

7. Please tell us your consideration of disclosing in the table of contractual obligations or note thereto: (i) whether operating lease obligations include common area maintenance, utility and tax payments to which you are obligated, including context for the reader to understand the impact of such costs on your total operating lease obligations; (ii) the amounts to be contributed to pension and other post-retirement benefit plans; and (iii) other long-term liabilities reflected in the balance sheets. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Appendix C

Consolidated Financial Statements

Consolidated Statements of Income, page C-4

8. Reference is made to the last paragraph on page 3 and the first paragraph on page 4 in which you discuss services offered and the last paragraph on page C-9 in which you discuss extended service plans. Please refer to Rule 5-03 of Regulation S-X and tell us your consideration of separately presenting service revenues and costs of service revenues. Please also tell us your consideration of discussing the impact of service revenues and related costs on your operating results in Appendix B.

Notes to Consolidated Financial Statements, page C-7

9. Please tell us your accounting policies related to gift cards, including unredeemed gift cards, and your consideration of disclosing your gift card accounting policies.

Note D – Accrued Expenses and Other Current Liabilities, page C-13

10. We note that the acquisition and restructuring reserve balances exceed the integration and restructuring reserves disclosed in the table in Note C. Please tell us your consideration of providing the disclosures prescribed by ASC 420-10-50-1 for exit and disposal activity not disclosed in Note C.

Note E – Debt and Credit Agreements, page C-13
Revolving Credit Facility, page C-14

11. Reference is made to the discussion in the last paragraph on page 15 regarding dividend restrictions contained in your revolving credit agreement. Please tell us your consideration of disclosing the most significant restrictions imposed by the agreement and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Note J – Equity Based Employee Benefit Plans, page C-22
Restricted Shares, page C-24

12. Please tell us your consideration of disclosing the total fair value of restricted shares vested during each year presented. Refer to ASC 718-10-50-2d.

Note N – Segment Reporting, page C-32

13. We note that you evaluate performance and allocate resources based on profit or loss before integration and restructuring costs, stock-based compensation, interest and other expense, non-recurring items and the impact of changes in accounting principles, which you define as "business unit income." Please tell us why you present total segment income, which represents business unit income less stock-based compensation, as an additional measure of segment profit, and why or why not you believe total segment income represents a non-GAAP measure subject to the guidance in Item 10(e) of Regulation S-K. In any event, we believe you should report a single measure of segment profit or loss and/or clarify your disclosure, including disclosures required by Item 10(e) of Regulation S-K, here and in your discussion and analysis of segment performance on page B-5.

14. Please refer ASC 280-10-50-40 and tell us your consideration of disclosing revenues from external customers for each product and service or each group of similar products and services or disclosing that providing this information is impracticable.

15. Please tell us your consideration of disclosing sales attributable to and long-lived assets located in other individual foreign countries. Refer to ASC 280-10-50-41.

Form 8-K filed May 18, 2011

Exhibit 99.1

16. Historical and expected free cash flow appear to be non-GAAP financial measures subject to the disclosure requirements of Item 10(e) of Regulation S-K. As such, please tell us your consideration of presenting a reconciliation of historical and expected free cash flow to historical and expected cash flows from operating activities along with the other disclosures required by Item 10(e)(1)(i) of Regulation S-K. In addition, we note that you present a full non-GAAP income statement for purposes of reconciling adjusted earnings and adjusted earnings per share to GAAP earnings and earnings per share. We believe that this presentation attaches undue prominence to the non-GAAP information and should be avoided in the future. Accordingly, please replace the non-GAAP income statement with a reconciliation of the non-GAAP measures to the most directly comparable financial measures presented in accordance with GAAP. Please refer to instruction two of Item 2.02 of Form 8-K, Item 10(e) of Regulation S-K and Questions 102.07 and 102.10 of the Division of Corporation's Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief